                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-63082

 PRICING SUPPLEMENT NO. 234 TO THE PROSPECTUS SUPPLEMENT NO. 188 DATED JULY 18,
                                      2001

[GOLDMAN SACHS LOGO]
                         THE GOLDMAN SACHS GROUP, INC.
                          Medium-Term Notes, Series B

                           -------------------------

                                  $27,456,000*
                 3.5% Exchangeable Equity-Linked Notes due 2012
    (Linked to Common Stock of International Business Machines Corporation)

                           -------------------------

     This pricing supplement and the accompanying prospectus supplement no. 188, relating to the exchangeable equity-linked notes, should be read together. Because the exchangeable equity-linked notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 188 should also be read with the accompanying prospectus dated June 25, 2001, as supplemented by the accompanying prospectus supplement dated June 25, 2001. Terms used here have the meanings given them in the accompanying prospectus supplement no. 188, unless the context requires otherwise.

The exchangeable notes offered by this pricing supplement, which we call the "offered notes", have the terms described in the accompanying prospectus supplement no. 188, as supplemented or modified by the following:

ISSUER: The Goldman Sachs Group, Inc.

FACE AMOUNT: $27,456,000 in the aggregate for all the offered notes*

ORIGINAL ISSUE PRICE:
For $17,135,000 - 100% of the face amount
For $10,321,000 - 100.45% of the face amount

NET PROCEEDS TO ISSUER:
For $17,135,000 - 99.525% of the face amount
For $10,321,000 - 99.975% of the face amount

TRADE DATE:
For $17,135,000 - April 22, 2002
For $10,321,000 - April 23, 2002

SETTLEMENT DATE (ORIGINAL ISSUE DATE): April 29, 2002

STATED MATURITY DATE: April 29, 2012 unless extended for up to six business days

INTEREST RATE (COUPON): 3.5% each year

INTEREST PAYMENT DATES: April 29 and October 29 of each year, beginning on October 29, 2002

REGULAR RECORD DATES: the business day before the related interest payment date as long as the note is in global form

INDEX STOCK AND INDEX STOCK ISSUER: common stock of International Business Machines Corporation

PRINCIPAL AMOUNT: on the stated maturity date, we will pay the holder of an offered note cash equal to 100% of the outstanding face amount of the note, unless the holder exercises the exchange right, we exercise the call right or an automatic exchange occurs

EXCHANGE RATE: 8.78 shares of index stock for each $1,000 of outstanding face amount exchanged, subject to antidilution adjustment. Upon any voluntary or automatic exchange, we will only pay cash and will not deliver any shares of index stock

EARLIEST CALL DATE; REDEMPTION PRICE: we may redeem the offered notes at any time after the interest payment date on April 29, 2004, at a redemption price equal to 100% of the outstanding face amount. If we call the offered notes, we will give notice to the holders not less than 5 nor more than 15 business days before the call date

REFERENCE PRICE OF INDEX STOCK: $87.95 per share

CUSIP NO.: 38141GCD4

     * This pricing supplement relates to (i) $10,321,000 of the principal amount of this note that had a trade date of April 23, 2002 and (ii) $17,135,000 of the principal amount of this note that had a trade date of April 22, 2002 and that was previously described in pricing supplement no. 231, dated April 22, 2002.

     See "Additional Risk Factors Specific to Your Note" beginning on page S-3 in the accompanying prospectus supplement no. 188 to read about investment risks relating to the offered notes.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.
                    Pricing Supplement dated April 23, 2002.

                          EXPIRATION OF EXCHANGE RIGHT

      If a holder wishes to exercise the exchange right, the required deliveries described in the accompanying prospectus supplement no. 188 under "General Terms of the Exchangeable Notes -- Holder's Exchange Right -- Exercise Requirements" must be made no later than 11:00 A.M., New York City time, on the day before the determination date or any call notice date, whichever is earlier.

                                   NO LISTING

      Your note will not be listed on any securities exchange or interdealer market quotation system.

                  INTERNATIONAL BUSINESS MACHINES CORPORATION

      According to its publicly available documents, International Business Machines Corporation uses information technology to provide customer solutions. It operates primarily in a single industry using several segments that offer a variety of solutions that include, either singularly or in some combination, technologies, systems, products, services, software and financing. Information filed with the SEC by the index stock issuer can be located by referencing its SEC file number: 001-02360.

                      HISTORICAL TRADING PRICE INFORMATION

      The index stock is traded on the New York Stock Exchange under the symbol "IBM". The following table shows the quarterly high closing, low closing and final closing prices for the index stock on the New York Stock Exchange for the four calendar quarters in each of 2000 and 2001 and for the first two calendar quarters in 2002, through April 23, 2002. We obtained the trading price information below from Bloomberg Financial Services, without independent verification.

      The actual performance of the index stock over the life of the offered notes may bear little relation to the historical trading prices of the index stock set forth below.

                                                               HIGH        LOW       CLOSE
                                                               ----        ---       -----
2000
  Quarter ended March 31...................................  126.5625    100.4375    118.00
  Quarter ended June 30....................................  123.4375    103.8125    109.56
  Quarter ended September 30...............................   133.625      101.75    112.50
  Quarter ended December 31................................  117.9375     81.5625     85.00
2001
  Quarter ended March 31...................................    116.91     84.8125     96.18
  Quarter ended June 30....................................    119.52       90.40    113.00
  Quarter ended September 30...............................    114.35       90.00     92.30
  Quarter ended December 31................................    123.89       92.71    120.96
2002
  Quarter ended March 31...................................    125.60       96.38    104.00
  Quarter ended June 30 (through April 23, 2002)...........    102.86       84.30     87.33
  Closing Price on April 23, 2002..........................                           87.33

      As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note -- The Market Price of Your Note May Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 188.

                           HYPOTHETICAL RETURNS TABLE

      In the table below, we compare the total pretax return on owning the index stock to the total pretax return on owning your note, in each case during the period from the trade date to the stated maturity date. The information in the table is based on hypothetical market values for the index stock and your note at the end of this period, and on the assumptions stated in the box below.

      The index stock has been highly volatile in the past and its performance cannot be predicted for any future period. The suspension of trading in September 2001, the events underlying it and related uncertainties may cause the index stock to exhibit much greater price volatility than in earlier periods, both in the near term and over the term of your note. The actual performance of the index stock over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical trading prices of the index stock set forth above or to the hypothetical return examples set forth below.

                                  ASSUMPTIONS

    Original issue price,
      expressed as a percentage
      of the face amount           100.45%
    Exchange rate                    8.78
                                    shares
    Reference price of index      $87.95 per
      stock                        share
    Annual index stock dividend
      yield, expressed as a
      percentage of the
      reference price of the
      index stock                    0.63%
    Automatic exchange in full
      on the stated maturity
      date -- i.e., no prior
      redemption or voluntary
      exchange
    No antidilution adjustments
      to exchange rate
    No market disruption event
      occurs

      We calculate the total pretax return on your note based on the exchange rate of 8.78 shares of the index stock for each $1,000 of the outstanding face amount of your note.

      The closing price of the index stock must be, on the determination date, more than $113.8952 per share in order for the holder of a note to receive cash having a value in excess of the principal amount (100% of the outstanding face amount) on the stated maturity date. This closing price is substantially higher than the reference price of $87.95 per share.

      The following table assumes that dividends will be paid on the index stock, at the annual index stock dividend yield shown in the box above, from the trade date to the stated maturity date. We do not know, however, whether or to what extent the issuer of the index stock will pay dividends in the future. These are matters that will be determined by the issuer of the index stock and not by us. Consequently, the amount of dividends actually paid on the index stock by its issuer, and, therefore, the rate of pretax return on the index stock, during the life of the offered notes may differ substantially from the information reflected in the table below.

                   Index Stock                                 Your Note
--------------------------------------------------   ------------------------------
                     Hypothetical                     Hypothetical
  Hypothetical     Closing Price on                  Market Value on
Closing Price on   Stated Maturity    Hypothetical   Stated Maturity   Hypothetical
Stated Maturity      Date as % of     Pretax Total    Date as % of     Pretax Total
      Date         Reference Price       Return        Face Amount        Return
----------------   ----------------   ------------   ---------------   ------------
  43.9$8.....             50%            -43.7%           100.0%         34.40%
  52.77......             60%            -33.7%           100.0%         34.40%
  61.57......             70%            -23.7%           100.0%         34.40%
  70.36......             80%            -13.7%           100.0%         34.40%
  79.16......             90%             -3.7%           100.0%         34.40%
 --------------------------------------------------------------------------------
|                                                                               |
|  87.95......            100%              6.3%           100.0%        34.40% |
 --------------------------------------------------------------------------------
  96.75......            110%             16.3%           100.0%         34.40%
  105.54.....            120%             26.3%           100.0%         34.40%
  114.34.....            130%             36.3%           100.4%         34.40%
  123.13.....            140%             46.3%           108.1%         40.72%
  131.93.....            150%             56.3%           115.8%         48.41%
  140.72.....            160%             66.3%           123.6%         56.10%
  149.52.....            170%             76.3%           131.3%         63.79%
  158.31.....            180%             86.3%           139.0%         71.47%
  167.11.....            190%             96.3%           146.7%         79.16%
  175.90.....            200%            106.3%           154.4%         86.85%

                                ---------------

      The hypothetical pretax total return on the index stock represents the difference between (a) the hypothetical closing price of one share of index stock on the stated maturity date plus the dividends that would be paid on one share at the assumed dividend yield rate during the period from the trade date to the stated maturity date, without reinvestment of those dividends, and (b) the reference price of the index stock. This difference is expressed as a percentage of the reference price.

      The hypothetical pretax total return on your note represents the difference between (a) the hypothetical market value of your note on the stated maturity date plus the amount of interest that would be payable on your note during the period from the trade date to the stated maturity date (or to the prior interest payment date as described below), without reinvestment of that interest, and (b) the original issue price of your note. This difference is expressed as a percentage of the original issue price of your note.

      We have assumed that the market value of your note on the stated maturity date will equal the greater of the principal amount (100% of outstanding face amount) of your note and the cash value (based on the hypothetical closing prices shown above) of the index stock that we would be obligated to pay on that date in an automatic exchange of your note. There will be no automatic exchange on the stated maturity date, however, unless that cash value exceeds the sum of the outstanding principal amount plus the amount of the regular interest installment payable on your note on that date. Moreover, if an automatic exchange occurs, the holder will not be entitled to receive that interest installment (as a result, where the hypothetical market value of your note is assumed to equal the automatic exchange amount, the hypothetical total return on your note is assumed to include interest accruing only to the interest payment date before the stated maturity date). Therefore, we have assumed that, unless that cash value exceeds that sum, the market value of your note on the stated maturity date will equal the principal amount.

      We have also assumed that the closing price of the index stock will be the same on the determination date and the stated maturity date. Because the amount of cash that we will pay on your note on the stated maturity date will depend on the closing price of the index stock on the determination date, changes in the closing price between the determination date and the stated maturity date could cause the pretax returns on your note to be substantially different from those reflected in the table above.

      The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little or no relation to the hypothetical values shown above. The pretax rates of return shown above are entirely hypothetical; they are based on market values that may not be achieved on the relevant date and on assumptions that may prove to be erroneous and do not take into account the effects of any applicable taxes. Please read "Hypothetical Returns on Note" in the accompanying prospectus supplement no. 188.

                                    HEDGING

      In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note -- Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 188.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

      The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. intends to resell $14,900,00 of the offered notes at the original issue price of 100% of the face amount, $10,321,000 of the offered notes at the original price of 100.45% of the face amount, and to resell the remaining face amount of the offered notes at prices related to the prevailing market prices at the time of resale.

                               NOTICE OF EXCHANGE

                                                                  Dated:

The Bank of New York
15 Broad Street, 26th Floor
Corporate Trust Administration
New York, New York 10005
Attn:  Shanna Sukhnanan  (212-235-2422)
       Hector Herrera    (212-235-2395)
       Fax:              (212-235-2530)

with a copy to:

Goldman, Sachs & Co.
85 Broad Street
Options and Derivatives Operations
New York, New York 10004
Attn:  Sharon Seibold    (212-902-7921)
       Stephen Barnitz   (212-357-4217)
       Fax:              (212-902-7993)

     Re: 3.5% Exchangeable Equity-Linked Notes due 2012, issued by The Goldman
         Sachs Group, Inc. (Linked to Common Stock of International Business Machines Corporation)

Dear Sirs:

     The undersigned is, or is acting on behalf of, the beneficial owner of a portion of one of the notes specified above, which portion has an outstanding face amount equal to or greater than the amount set forth at the end of this notice of exchange. The undersigned hereby irrevocably elects to exercise the exchange right described in the pricing supplement no. 234 dated April 23, 2002 to the prospectus supplement no. 188 dated July 18, 2001, with respect to the outstanding face amount of the note set forth at the end of this notice of exchange. The exercise is to be effective on the business day on which the trustee has received this notice of exchange, together with all other items required to be delivered on exercise, and the calculation agent has received a copy of this notice of exchange, unless all required items have not been received by 11:00 A.M., New York City time, on that business day, in which case the exercise will be effective as of the next business day. We understand, however, that the effective date in all cases must be no later than the earlier of (i) the business day before the determination date and (ii) any call notice date. The effective date will be the exchange notice date.

     If the note to be exchanged is in global form, the undersigned is delivering this notice of exchange to the trustee and to the calculation agent, in each case by facsimile transmission to the relevant number stated above, or such other number as the trustee or calculation agent may have designated for this purpose to the holder. In addition, the beneficial interest in the face amount indicated below is being transferred on the books of the depositary to an account of the trustee at the depositary.

     If the note to be exchanged is not in global form, the undersigned or the beneficial owner is the holder of the note and is delivering this notice of exchange to the trustee and to the calculation agent by facsimile transmission as described above. In addition, the certificate representing the note and any payment required in respect of accrued interest are being delivered to the trustee.

     If the undersigned is not the beneficial owner of the note to be exchanged, the undersigned hereby represents that it has been duly authorized by the beneficial owner to act on behalf of the beneficial owner.

     Terms used and not defined in this notice have the meanings given to them in the pricing supplement no. 234 dated April 23, 2002 and the prospectus supplement no. 188 dated July 18, 2001. The exchange of the note will be governed by the terms of the note.

     The calculation agent should internally acknowledge receipt of the copy of this notice of exchange, in the place provided below, on the business day of receipt, noting the date and time of receipt. The consideration to be paid in the requested exchange should be made on the fifth business day after the exchange notice date in accordance with the terms of the note.

     Face amount of note to be exchanged:

$
--------------------------------------
(must be a multiple of $1,000)

                                          Very truly yours,

                                          --------------------------------------
                                          (Name of beneficial owner or person
                                          authorized to act on its behalf)

                                          --------------------------------------
                                          (Title)

                                          --------------------------------------
                                          (Telephone No.)

                                          --------------------------------------
                                          (Fax No.)

                                          --------------------------------------
                                          (DTC participant account number for
                                          delivery of index stock, if any)

FOR INTERNAL USE ONLY:

Receipt of the above notice of
exchange is hereby acknowledged:

GOLDMAN, SACHS & CO., as calculation
agent

By:
--------------------------------------
    (Title)

Date and time of receipt:

--------------------------------------
(Date)

--------------------------------------
(Time)